04046920

Saputo

Nathalie Rolland ☎ (514) 328-3320
Fax: 514-328-3322
Courriel/E-Mail : nathalie.rolland@saputo.com

December 9, 2004

SUPPL

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

RECEIVED
DEC 21 2004
SEC MAIL PROCESSING SECTION
WASH., D.C. 202

Attention : Public Reference Room

Saputo Inc.

Saint-Léonard (Québec)

Canada

Tél: (514) 328-6662

www.saputo.com

Re : Saputo inc., File Number 82-34670

Dear Sir:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our second quarter interim report which ended September 30, 2004, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Nathalie Rolland

Nathalie Rolland
Attorney

NR/sb
Enc.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

12/29

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2004 12 09.doc

1954 Saputo 50 2004

FISCAL 2005



2

Second Quarter

Message to Shareholders

We are pleased to present the results for the second quarter of fiscal 2005, which ended September 30, 2004.

Net earnings totalled $55.9 million, down 4.0% compared to the same period last year. In terms of operations, all our divisions performed well. On the other hand, the US market conditions relating to the average selling price per pound of cheese and the cost of milk as raw material were unfavourable for the quarter ended September 30, 2004, compared to the same period one year earlier.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) decreased by 9.0%, closing at $100.9 million, compared to the same period one year earlier. The decrease is mainly attributed to our US Dairy Products Sector. The same quarter last year benefited from a strong increase in the average selling price per pound of cheese, causing a favourable impact on the realization of inventories, whereas this year the second quarter was affected by a decrease in the average selling price per pound of cheese, causing an unfavourable impact on the realization of inventories. In addition, the relationship between the average selling price per pound of cheese and the cost of milk as raw material was unfavourable compared to last year. Our Canadian and Other Dairy Products Sector showed an improved EBITDA, as a result of increased volumes and improved processes. Our Grocery Products Sector EBITDA decreased compared to the same period one year earlier.

Revenues totalled $1.005 billion, up $89.6 million over revenues of $915.5 million posted one year earlier. Increased sales volumes in our Canadian operations, as well as the contribution of our latest acquisition in Argentina, were the driving factors behind the increase in revenues. Our Grocery Products Sector revenues increased slightly during the period.

Outlook

At the outset of the fiscal year, each of the Company's divisions sets a number of growth objectives. These objectives are itemized in the Company's annual report and are reviewed throughout the fiscal year.

In Canada, the integration into one single unit of our fluid milk and cheese operations is continuing. We are analyzing all of our operations, as well as marketing and logistics activities, and administrative processes in order to implement the necessary changes that will allow us to adopt a global and unified approach to our Canadian activities. The sales volumes of our Canadian cheese activities are progressing and we will continue our efforts over the next quarters. We are also continuing to give the necessary attention and support to our different brands. We believe that excellent growth opportunities exist, among others, in the specialty cheese category. Our vending-machine program to sell our flavoured-milk line of products is well under way with over 500 machines having already been installed. In the last quarterly report, we announced that this year, our fluid milk activities would not generate the expected savings projected by the rationalization initiatives set in motion in fiscal 2004, and had revised these savings to $6.5 million. During the second quarter ended

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

September 30, 2004, we were able to bring the performance level of our Canadian milk operations to the same level as last year, although we were behind in the first quarter of fiscal 2005 compared to the same period last year. We are actively working towards realizing the expected savings projected by the rationalization initiatives set forth in fiscal 2004.

In Argentina, we are continuing our integration and investment efforts in capital expenditures that should be completed by the end of fiscal 2005. Our operations in Argentina have been using our administrative and information systems since the beginning of October 2004. We are also laying the foundations and doing the necessary groundwork in order to serve both the national and international markets.

In the United States, our Cheese Division's sales volumes grew by nearly 7.2% as compared to the previous quarter ended June 30, 2004, but decreased by 4.4% as compared to the same period last year. Since the beginning of fiscal 2005, our sales volumes decreased by 2.6% as compared to the same period last year. In the second quarter of last year, the average selling price per pound of cheese was up from the first quarter. This year, the average selling price per pound of cheese in the second quarter was on a downward trend representing a decrease of 24% compared to the first quarter of the current fiscal year. Product demand was also stronger in the second quarter of last year compared to the same quarter of the current year. We expect to recoup this decrease in volume by the end of the fiscal year, in addition to posting a slight increase in organic growth for the entire 2005 fiscal year.

As for our Bakery Division, we are continuing to focus our efforts on improving our product offering. This is in keeping with the goal of responding to current consumer trends, while actively working towards the development of products with lower fat and trans-fat content. During the last quarter, we also made progress in developing products that will enable us to extend our product offering in non-retail segments. We are in the process of finalizing our evaluation relating to price increases which should be in effect shortly.

We still have the same objective of becoming a world-class dairy processor. To achieve this goal, we are currently evaluating various acquisition opportunities.

Dividends
The Board of Directors declared a dividend of $0.15 per share, payable on December 3, 2004 to shareholders of record on November 19, 2004. This dividend relates to the quarter ended September 30, 2004.

Management's Analysis

The goal of this management report is to analyze the quarter ended September 30, 2004. It should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2004, as well as the Company's management report for the same period. This report takes into account every material element to be considered between September 30, 2004 and November 4, 2004, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

Operating Results
Consolidated revenues for the second quarter ended September 30, 2004, totalled $1.005 billion, up $89.6 million over the same period last year. Our Canadian and Other Dairy Products Sector generated $98.8 million of additional revenues, due to increased sales volumes in our Canadian operations and the contribution to revenues by our activities in Argentina. Sales

from our US Dairy Products Sector decreased by $10.1 million. The appreciation of the Canadian dollar is the major factor causing the decrease in US revenues. The remaining increase in consolidated revenues stems from our Grocery Products Sector.

For the six-month period ended September 30, 2004, revenues increased by $292.0 million or 16.9%, to reach $2.024 billion. The increase stems from our US division which enjoyed a higher average selling price per pound of cheese over the six-month period compared to last year, increased sales volumes from our Canadian operations, and the contribution of our operations in Argentina. Compared with the same period last year, the appreciation of the Canadian dollar has eroded approximately $23 million in revenues.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the second quarter stood at $100.9 million, a decrease of $10.0 million or 9.0% over the same period last year. The EBITDA margin for the quarter dropped from 12.1% to 10.0%. Various factors account for this decrease. Firstly, our US Dairy Products Sector recorded lower EBITDA results. The same quarter last year benefited from a strong increase in the average selling price per pound of cheese, causing a favourable impact on the realization of inventories, whereas this year the second quarter was affected by a decrease in the average selling price per pound of cheese, causing an unfavourable impact on the realization of inventories. In addition, the relationship between the average selling price per pound of cheese and the cost of milk as raw material was unfavourable compared to last year. Secondly, the appreciation of the Canadian dollar eroded $1.2 million in EBITDA, as compared to the same period last year. EBITDA for our Grocery Products Sector decreased by $1.3 million as compared to the same period last year. Our Canadian and Other Dairy Products Sector realized a strong EBITDA performance, with a 19.8% or $9.9 million increase.

For the six-month period ended September 30, 2004, EBITDA increased by $6.4 million to $207.9 million from $201.5 million for the same period last year. The increase is attributed to our first quarter results.

Other Consolidated Results Items

Depreciation expense stood at $16.7 million for the second quarter of fiscal 2005, up by almost $0.3 million over the same period last year. Since the beginning of the fiscal year, the depreciation expense increased by almost $0.7 million compared to the previous year. In both cases, the increase is primarily attributable to our operations in Argentina, acquired on November 28, 2003.

Interest expense decreased by $1.6 million for the quarter ended September 30, 2004 and decreased by $2.8 million for the six-month period ended September 30, 2004 as compared to the same periods last year. This reduction is explained primarily by the decrease in interest on long-term debt following repayments made over the last 12 months.

Income taxes for the quarter ended September 30, 2004 totalled $20.5 million, reflecting an effective rate of 26.9%, compared to an effective rate of 31.6% for the same quarter last year. The reduction of the effective rate is explained by the lower income generated in jurisdictions with higher tax rates.

Net earnings reached $55.9 million, down $2.3 million or 4.0% as compared to the same quarter last year. For the six-month period ended September 30, 2004, net earnings stood at $114.2 million, an increase of 9.5% over the $104.3 million for the same period last year. These results reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended September 30, 2004, **cash generated before changes in non-cash working capital items** amounted to $75.2 million, a $2.0 million increase compared to the same period last year. Since the beginning of the fiscal year, this figure amounts to $153.6 million, representing an increase of 8.9% over the same period last year. With regards to non-cash operating working capital items, they generated $20.2 million in the second quarter, a reduction of $11.9 million compared to the previous year. For the six-month period, non-cash operating working capital items used $38.0 million

compared to $8.1 million generated for the same period last year. This use of working capital is a result of increased inventory values in our US Dairy Products Sector in the first quarter which decreased in the second quarter.

During the quarter, **investing activities** used $21.3 million for the addition of fixed assets. For the six-month period ended September 30, 2004, fixed asset additions totalled $34.5 million. Our annual forecast remains unchanged at $80 million.

Financing activities for the quarter are comprised of $16.4 million in repayment of long-term debt, in accordance with contractual obligations. We also repaid $35.9 million in bank loans, issued shares for a cash consideration of $1.9 million as part of the Stock Option Plan, and paid out $28.1 million in dividends.

With the long-term debt repayment made during the second quarter, we have fully repaid the Canadian long-term debt under our initial contractual obligations of February 2001 governing loans issued as part of the acquisition of Dairyworld. Since the beginning of fiscal 2005, we reimbursed $73.8 million in bank loans and long-term debt.

As at September 30, 2004, our interest-bearing debt-to-equity ratio stood at 0.30. This compares favorably to the 0.36 at the end of our first quarter ended June 30, 2004 and 0.39 as at March 31, 2004.

We currently have unused bank credit facilities of nearly $182 million at our disposal that, combined with significant cash flow generated by the Company, are adequate to ensure our growth. Should the need arise, the Company can make additional financing arrangements.

Balance Sheet

With regards to the balance sheet items as at September 30, 2004 that varied significantly compared to those as at March 31, 2004, we should note a $35.0 million increase in inventory values. As mentioned in our first quarter report, this rise is mainly related to our US Dairy Products Sector, which replenished inventories in several aged-cheese categories, and for certain product categories that have lately been in high demand, notably our string cheese. Compared to March 31, 2004, we increased inventories by approximately $52 million as at June 30, 2004, and subsequently decreased inventories by about $17 million since June 30, 2004. The Company also fully repaid the current portion of long-term debt of $43.8 million and also reimbursed approximately $30 million in bank loans.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. Common shares are voting and participating. Preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at September 30, 2004	Issued as at October 22, 2004
Common shares	Unlimited	104,295,128	104,325,418
Preferred shares	Unlimited	None	None
Stock options issued and outstanding		5,059,509	5,026,619

Follow-up on Certain Specific Items of the Analysis
For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2004 annual report on pages 34 to 39 of the management's analysis, since there were no notable changes since the beginning of fiscal 2005.

Information by Sector

Canadian and Other Dairy Products Sector
This sector consists of our Dairy Products Division (Canada) as well as our Dairy Products Division (Argentina).

Revenues for the Canadian and Other Dairy Products Sector totalled $624.1 million for the quarter ended September 30, 2004, an increase of 18.8% or $98.8 million compared to the same period last year. Approximately 60% or $60 million of the increase stems from our Dairy Products Division (Canada), while approximately $39 million is attributed to our Dairy Products Division (Argentina), acquired on November 28, 2003.

Our Canadian Cheese activities showed significant increases in volume in all market segments due to newly obtained clients. Our Canadian milk activities also showed sales volume increases in a majority of product categories, notably juices, given the sales contribution of *Sunny Delight*[2] products. An additional amount of $14.0 million of revenues was obtained by increasing our selling prices, in accordance with the increase in the cost of our raw material, milk.

Since the beginning of the fiscal year, revenues for the Canadian and Other Dairy Products Sector totalled $1.231 billion, an increase of 18.6% compared to $1.038 billion for the same period last year. Approximately 40% of the increase is attributed to our Dairy Products Division (Argentina), acquired on November 28, 2003. Approximately 46% stems from increased sales volumes. The remainder relates to an increase in our selling prices, in accordance with the increase in the cost of our raw material, milk.

For the second quarter of fiscal 2005, earnings before interest, income taxes, depreciation, and amortization (EBITDA) closed at $59.8 million, an increase of 19.8% from the $49.9 million in the corresponding period last year. The EBITDA margin increased slightly from 9.5% last year to 9.6% for the current year, despite the dilutive effect of our Argentina operations, which contribute to revenues but have a minimal contributive effect on EBITDA.

The increase in EBITDA is attributed to the following three factors. First of all, efficiency improvements in our cheese manufacturing activities resulted from our restructuring activities undertaken last year. In addition, last year's second quarter EBITDA included a rationalization charge of $2.2 million. Increased sales volumes also contributed to a higher EBITDA compared to the same period last year. Lastly, international by-product prices added approximately $1 million for the second quarter ended September 30, 2004 compared to last year. With respect to our Canadian milk operations, although the favourable effects of the restructuring activities undertaken during the past year have not materialized during the quarter, we were nonetheless able to eliminate the $2 million shortfall incurred in the first quarter. The performance of our milk operations is now stable in comparison to the same period last year. We are beginning the third quarter with optimism.

Our Argentina operations are starting to produce minimal EBITDA. The integration activities are currently under way and should be completed by our fiscal year-end.

[2] Trademark used under license

Since the beginning of the fiscal year, EBITDA totalled $115.3 million, an increase of 12.8% on the $102.2 million achieved last year. Our Canadian cheese operations are mainly responsible for the increased EBITDA achieved in the current fiscal year.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $338.1 million for the quarter ended September 30, 2004, representing a $10.1 million or 2.9% decrease from the $348.2 million posted for the same period one year earlier. This decrease is mainly attributed to the appreciation of the Canadian dollar. Although our sales volumes increased by approximately 7.2% compared to the quarter ended June 30, 2004, volumes decreased by 4.4% compared to the second quarter last year. With regards to the second quarter of last year, the average selling price per pound of cheese was higher in comparison to the first quarter. For the current year, the average selling price per pound of cheese in the second quarter was lower by approximately 24% compared to the first quarter. Product demand was also stronger in the second quarter of last year compared to the same quarter of the current year. The average selling price per pound of cheese was US$0.03 higher compared to the same period last year, generating approximately $3 million in additional revenues. From the beginning of the fiscal year, volumes have decreased by 2.6%.

Since the beginning of the fiscal year, revenues totalled $708.6 million, an increase of $97.6 million or 16.0% compared to the same period a year ago. The increased average selling price per pound of cheese added approximately $119 million to revenues, while the appreciation of the Canadian dollar eroded approximately $23 million in revenues.

For the quarter ended September 30, 2004, EBITDA totalled $34.1 million, resulting in a $18.5 million or 35.2% decrease compared to $52.6 million for the same period last year. To properly explain this decrease, we must examine the variation between the first and second quarter of the current year compared to the variation of the first and second quarter of the previous year. This year, the average selling price per pound of cheese went from US$2.01 in the first quarter to US$1.53 in the second quarter, causing an unfavourable impact on the realization of inventories. Last year, the average selling price increased from US$1.13 to US$1.50, causing a favourable impact on the realization of inventories. In addition, the relationship between the average selling price per pound of cheese and the cost of milk as raw material was more favourable in the second quarter of 2004, compared to the second quarter of the current fiscal year, further explaining the shortfall this year compared to last year. These factors combined had a negative impact of approximately $23 million on EBITDA. The appreciation of the Canadian dollar eroded $1.2 million in EBITDA. All of these factors offset an increase of $5.7 million in EBITDA created by continued process improvements and an increase in selling prices within the retail sector.

Since the beginning of the fiscal year, EBITDA decreased by approximately $4 million. The appreciation of the Canadian dollar eroded approximately $3 million, while other various market factors created approximately a $9 million shortfall. Taken together, these factors offset an increase of approximately $8 million in EBITDA generated by continued improvements in our manufacturing processes and an increase in selling prices within the retail sector.

We continued to pursue opportunities in value-added segments of our business by launching several new products during the quarter such as flavoured feta, shaved parmesan cups and *Cheese Heads* mini bars both in the retail and foodservice segments.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $43.0 million during the second quarter of fiscal 2005, a $1.0 million or 2.4 % increase compared to the same quarter last year. With regards to revenues, sales volumes increased 4.7% compared to the same period last year. During the quarter, we launched three new products under the *Dynamite* brand namely, *Jos. Louis*, *Ah Caramel!* and *May West*, which caters to a targeted consumer group.

EBITDA for the Bakery Division stood at $7.0 million, a $1.3 million decrease compared to the same quarter last year. This decrease is due, on the one hand, to the division incurring an additional quarterly amount of $0.5 million compared to fiscal

2004 for pension fund expenses. On the other hand, during the same quarter, the launch of new products combined with promotions for existing products and additional manufacturing costs mainly related to ingredients resulted in an increase in operating expenses compared to the same period one year earlier.

Since the beginning of fiscal 2005, EBITDA decreased by approximately $2.8 million, of which $1.0 million relates to pension costs while the remainder relates to additional manufacturing costs and the launching of new products

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

November 4, 2004

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and six-month periods ended September 30, 2004 and 2003 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2004	2003	**2004**	2003
Revenues	**$ 1,005,109**	$ 915,540	**$ 2,024,009**	$ 1,732,323
Cost of sales, selling and administrative expenses	**904,209**	804,658	**1,816,091**	1,530,776
Earnings before interest, depreciation and income taxes	**100,900**	110,882	**207,918**	201,547
Depreciation of fixed assets	**16,689**	16,436	**33,732**	32,978
Operating income	**84,211**	94,446	**174,186**	168,569
Interest on long-term debt	**7,404**	8,971	**15,274**	18,569
Other interest	**426**	416	**893**	431
Earnings before income taxes	**76,381**	85,059	**158,019**	149,569
Income taxes	**20,513**	26,858	**43,861**	45,308
Net earnings	**$ 55,868**	$ 58,201	**$ 114,158**	$ 104,261
Per share (Note 6)				
Net earnings				
Basic	**$ 0.54**	$ 0.56	**$ 1.10**	$ 1.01
Diluted	**$ 0.53**	$ 0.56	**$ 1.08**	$ 1.00

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)

(unaudited)

	2004	2003
Retained earnings, beginning of period	**$ 711,371**	$ 546,667
Net earnings	**114,158**	104,261
Dividends	**(28,137)**	(22,783)
Retained earnings, end of period	**$ 797,392**	$ 628,145

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2004	2003	**2004**	2003
Revenues				
Dairy Products				
Canada and Other	**$ 624,058**	$ 525,339	**$ 1,231,118**	$ 1,038,128
United States	**338,091**	348,167	**708,605**	611,037
	962,149	873,506	**1,939,723**	1,649,165
Grocery Products	**42,960**	42,034	**84,286**	83,158
	$ 1,005,109	$ 915,540	**$ 2,024,009**	$ 1,732,323
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 59,777**	$ 49,934	**$ 115,290**	$ 102,210
United States	**34,096**	52,630	**78,578**	82,557
	93,873	102,564	**193,868**	184,767
Grocery Products	**7,027**	8,318	**14,050**	16,780
	$ 100,900	$ 110,882	**$ 207,918**	$ 201,547
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 7,429**	$ 6,965	**$ 14,907**	$ 13,904
United States	**7,970**	8,041	**16,244**	16,215
	15,399	15,006	**31,151**	30,119
Grocery Products	**1,290**	1,430	**2,581**	2,859
	$ 16,689	$ 16,436	**$ 33,732**	$ 32,978
Operating income				
Dairy Products				
Canada and Other	**$ 52,348**	$ 42,969	**$ 100,383**	$ 88,306
United States	**26,126**	44,589	**62,334**	66,342
	78,474	87,558	**162,717**	154,648
Grocery Products	**5,737**	6,888	**11,469**	13,921
	$ 84,211	$ 94,446	**$ 174,186**	$ 168,569
Interest	**7,830**	9,387	**16,167**	19,000
Earnings before income taxes	**76,381**	85,059	**158,019**	149,569
Income taxes	**20,513**	26,858	**43,861**	45,308
Net earnings	**$ 55,868**	$ 58,201	**$ 114,158**	$ 104,261

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2004	2003	**2004**	2003
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 55,868**	$ 58,201	**$ 114,158**	$ 104,261
Items not affecting cash				
Stock based compensation	**1,012**	1,125	**2,182**	1,494
Depreciation of fixed assets	**16,689**	16,436	**33,732**	32,978
Gain on disposal of fixed assets	**(47)**	(156)	**(61)**	(151)
Future income taxes	**1,702**	(2,349)	**3,587**	2,483
	75,224	73,257	**153,598**	141,065
Changes in non-cash operating working capital items	**20,180**	32,098	**(37,988)**	8,119
	95,404	105,355	**115,610**	149,184
Investing				
Business acquisitions	**-**	(1,764)	**-**	(40,056)
Additions to fixed assets	**(18,923)**	(19,883)	**(34,515)**	(46,032)
Proceeds on disposals of fixed assets	**98**	206	**693**	590
Other assets	**(2,463)**	(3,019)	**(3,487)**	(3,438)
	(21,288)	(24,460)	**(37,309)**	(88,936)
Financing				
Bank loans	**(35,921)**	(46,548)	**(29,943)**	10,328
Repayment of long-term debt	**(16,383)**	(27,512)	**(43,895)**	(55,020)
Issuance of share capital for a cash consideration	**1,923**	589	**9,181**	1,743
Employee future benefits	**200**	200	**600**	450
Dividends	**(28,137)**	(22,783)	**(28,137)**	(22,783)
	(78,318)	(96,054)	**(92,194)**	(65,282)
Decrease in cash	**(4,202)**	(15,159)	**(13,893)**	(5,034)
Effect of exchange rate changes on cash	**(608)**	(1,791)	**239**	(2,991)
Cash (bank overdraft), beginning of period	**(970)**	7,689	**7,874**	(1,236)
Bank overdraft , end of period	**$ (5,780)**	$ (9,261)	**$ (5,780)**	$ (9,261)

Supplemental information

Interest paid	**$ 1,007**	$ 1,607	**$ 15,422**	$ 17,936
Income taxes paid	**$ 14,816**	$ 2,649	**$ 24,158**	$ 34,626

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	September 30, 2004 *(unaudited)*	March 31, 2004 *(audited)*
ASSETS		
Current assets		
Cash	$ -	$ 7,874
Receivables	**294,003**	287,012
Inventories	**455,665**	420,660
Income taxes	**6,817**	9,348
Future income taxes	**12,029**	14,877
Prepaid expenses and other assets	**8,010**	13,838
	776,524	753,609
Portfolio investment	**53,991**	53,991
Fixed assets (Note 3)	**647,947**	661,183
Goodwill	**516,470**	524,856
Trademarks	**25,116**	26,076
Other assets (Note 4)	**49,708**	46,422
Future income taxes	**4,368**	3,411
	$ 2,074,124	$ 2,069,548
LIABILITIES		
Current liabilities		
Bank overdraft	**$ 5,780**	$ -
Bank loans	**51,844**	82,367
Accounts payable and accrued liabilities	**287,291**	295,124
Income taxes	**38,410**	26,020
Future income taxes	**7,138**	8,927
Current portion of long-term debt	**-**	43,969
	390,463	456,407
Long-term debt	**315,941**	327,942
Employee future benefits	**14,541**	13,941
Future income taxes	**115,893**	114,429
	836,838	912,719
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**478,443**	469,262
Contributed surplus (Note 8)	**6,593**	4,411
Retained earnings	**797,392**	711,371
Foreign currency translation adjustment	**(45,142)**	(28,215)
	1,237,286	1,156,829
	$ 2,074,124	$ 2,069,548

(tabular amounts are in thousands of dollars except information on options)

1 - Accounting Policies
The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2004.

2 - Foreign Currency Translation
The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended September 30		**For the six-month periods ended September 30**	
	2004	2003	**2004**	2003
Foreign exchange gain (loss)	**$ 45**	$ 280	**$ (113)**	$ 468

3 - Fixed Assets

	September 30, 2004			March 31, 2004		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 31,614**	**$ -**	**$ 31,614**	$ 33,932	$ -	$ 33,932
Buildings	**254,593**	**56,863**	**197,730**	253,394	56,013	197,381
Furniture, machinery and equipment	**687,815**	**279,609**	**408,206**	677,945	258,036	419,909
Rolling stock	**11,197**	**4,914**	**6,283**	10,714	4,375	6,339
Held for sale	**4,114**	**-**	**4,114**	3,622	-	3,622
	$ 989,333	**$ 341,386**	**$ 647,947**	$ 979,607	$ 318,424	$ 661,183

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian Dairy Products sector that will be disposed of as a result of certain plant closures.

4 - Other Assets

	September 30, 2004	March 31, 2004
Net accrued pension plan asset	$ 41,934	$ 37,517
Other	7,774	8,905
	$ 49,708	$ 46,422

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and six-month periods ended September 30 are as follows:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2004	2003	2004	2003
Pension plans	$ 2,768	$ 1,801	$ 5,436	$ 3,527
Other benefit plans	493	506	911	962
	$ 3,261	$ 2,307	$ 6,347	$ 4,489

6 - Earnings per Share

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each period: 104,244,546 shares for the three-month period ended September 30, 2004 (103,566,321 for the corresponding period in 2003), and 104,107,101 shares for the six-month period ended September 30, 2004 (103,533,179 for the corresponding period in 2003).

Diluted earnings per share for the three-month period ended September 30, 2004 have been calculated using 105,663,281 common shares (104,709,789 in 2003), being the sum of the weighted average number of outstanding shares for the three-month period ended September 30, 2004 of 104,244,546 shares (103,566,321 in 2003) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan of 1,418,735 shares (1,143,468 in 2003).

Diluted earnings per share for the six-month period ended September 30, 2004 have been calculated using 105,525,836 common shares (104,676,647 in 2003), being the sum of the weighted average number of outstanding shares for the six-month period ended September 30, 2004 of 104,107,101 shares (103,533,179 in 2003) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan of 1,418,735 shares (1,143,468 in 2003).

7- Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

7- Share Capital (cont'd)

		September 30, 2004	March 31, 2004
Issued			
104,295,128 common shares (103,777,730 at March 31, 2004)		$ **478,443**	$ 469,262

517,398 common shares for an amount of $9,180,343 were issued during the six-month period ended September 30, 2004 pursuant to the share option plan.

120,332 common shares for an amount of $1,743,611 were issued during the six-month period ended September 30, 2003 pursuant to the share option plan.

Share Option Plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		September 30, 2004		March 31, 2004	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**95,344**	**$ 8.50**	125,249	$ 8.50
1999	from $16.13 to $18.75	**196,172**	**$18.26**	226,180	$ 18.28
2000	$19.70	**326,437**	**$19.70**	400,164	$ 19.70
2001	$13.50	**631,262**	**$13.50**	793,069	$ 13.50
2002	from $19.00 to $23.00	**854,108**	**$19.13**	994,783	$ 19.13
2003	$30.35	**837,363**	**$30.35**	891,072	$ 30.35
2004	$22.50	**1,200,381**	**$22.51**	1,315,063	$ 22.50
current	$33.05	**918,442**	**$33.05**	-	-
		5,059,509	**$ 17.42**	4,745,580	$ 20.96
Options exercisable at the end of the period		**2,004,470**	**$19.55**	1,566,785	$ 18.12

Changes in the number of options are as follows:

	September 30, 2004	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,745,580**	**$20.96**
Options granted	**984,055**	**$33.05**
Options exercised	**(517,398)**	**$17.92**
Options cancelled	**(152,728)**	**$13.55**
Balance at end of period	**5,059,509**	**$17.42**

The Company began prospectively expensing the fair value of stock options granted since April 1, 2002.

7- Share Capital (cont'd)
The fair value of share purchase options awarded in the current period was estimated at $9.75 per option ($6.31 in the corresponding period), using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2004	March 31, 2004
Risk-free interest rate:	**3.5%**	4.9%
Expected life of options:	**7½ years**	7½ years
Volatility:	**27%**	27%
Dividend rate:	**1.8%**	1.7%

The exercise price of these options is $33.05 ($22.50 for the corresponding period), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,013,000 ($844,000 after income taxes) and $2,182,000 ($1,918,000 after income taxes) for stock options granted during the period was recorded in the statement of earnings for the three-month and six-month periods ended September 30, 2004 respectively. A compensation expense of $1,125,000 ($988,000 after income taxes) and $1,494,000 ($1,316,000 after income taxes) for stock options granted during the period was recorded in the statement of earnings for the three-month and six-month periods ended September 30, 2003 respectively.

The effect of this expense on basic and diluted earnings per share was $0.008 for the three-month period ended September 30, 2004 ($0.010 in 2003) and $0.018 for the six-month period ended September 30, 2004 ($0.013 in 2003).

8 - Contributed Surplus

	September 30, 2004	Year ended March 31, 2004
Contributed surplus, beginning of period	**$ 4,411**	$ 1,475
Stock based compensation	**2,182**	2 936
Contributed surplus, end of period	**$ 6,593**	$ 4,411

9 - Comparative Figures
Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.